June 25, 2008

Via EDGAR and FedEx

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn: H. Roger Schwall, Division of Corporation Finance

Re:	Gastar Exploration Ltd.

Registration Statement on Form S-4

Filed April 10, 2008

File No. 333-150181

Dear Mr. Schwall:

Gastar Exploration Ltd. (the “Company”) is filing today, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement on Form S-4 (the “Registration Statement”).

Amendment No. 2 has been updated to reflect that on June 12, 2008 the Company and GeoStar Corporation announced that they had settled all outstanding disputes and that the Company will, among other agreements, pay $25.7 million and issue to GeoStar Corporation a warrant to purchase 10 million common shares of the Company. A description of the terms of the settlement and related agreements has been included in the revised prospectus in Amendment No. 2 under the captions “Business—Recent Developments—Settlement of Arbitration and Litigation with GeoStar and Affiliates” and “Legal Proceedings —Arbitration and Litigation with GeoStar Corporation and Affiliates The settlement agreement and warrant are filed as exhibits to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2008, which have been incorporated by reference in the Form S-4.

Additionally, a revised opinion of Vinson & Elkins L.L.P. has been filed with Amendment No. 2 as Exhibit 5.1, which was amended in response to an oral comment received from Mr. Timothy Levenberg of the staff of the Division of Corporation Finance of the Commission.

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 2 to James M. Prince at (713) 758-3710 or James W. McLaughlin at (713) 758-3482.

Very truly yours,

VINSON & ELKINS LLP

Securities and Exchange Commission

June 25, 2008

By: /s/ Vinson & Elkins LLP

Enclosures

Cc:	Sean Donahue, Securities and Exchange Commission

Timothy Levenberg, Securities and Exchange Commission

Michael A. Gerlich, Gastar Exploration, Ltd.